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                                                                Exhibit (d)(3.2)

                      FORM OF AMENDMENT TO THIRD ADDENDUM

         THIS AMENDMENT TO THIRD ADDENDUM, dated as of December 17, 2003, modifies the Third Addendum dated October 1, 2002 (the "Third Addendum") to the Investment Advisory Agreement dated October 29, 1993, as heretofore amended, between Pacific Capital Funds, a Massachusetts business trust (the "Trust"), and Hawaiian Trust Company, Ltd., a state-chartered trust company having its principal place of business in Honolulu, Hawaii (Bank of Hawaii, the successor by merger to Hawaiian Trust Company, Ltd., is hereinbelow referred to as the "Investment Adviser"), as follows:

         The supplement to Section 3 of the Investment Advisory Agreement, as set forth in the Third Addendum, is hereby amended to read in full as follows:

                           In carrying out its responsibilities as described in this Section 3, the Investment Adviser may, without limitation, subject to the requirements of Section 15 of the 1940 Act (including the requirements of Trustee and shareholder approval), retain one or more sub-advisers to manage the portfolio of a Fund. Any such sub-adviser shall have full investment discretion, including the discretion to select broker-dealers, and shall make all determinations with respect to investment of the portion of the Fund's assets assigned to it. In the event the Investment Adviser retains one or more sub-advisers to manage the portfolio of a Fund, the Investment Adviser is further responsible for supervising and overseeing the activities and performance of any such sub-adviser, for taking reasonable steps to assure that each sub-adviser complies with the applicable Fund's investment policies and procedures and with applicable legal requirements, and for reporting to the Trustees regarding these matters. Such sub-advisers will be retained at the Investment Adviser's own cost and expense unless the Trust becomes a party to the sub-advisory agreement, in which case the compensation to be paid to such sub-adviser shall be paid directly by the Trust, subject to the limitations of the second paragraph of Section 7 of the Investment Advisory Agreement; provided, however, that in no event shall the total advisory and sub-advisory fees paid by any Fund exceed the amount of total advisory fees previously approved by the shareholders of the Fund. Nothing in the preceding sentence shall limit the responsibility of the Trust under Section 6 of the Investment Advisory Agreement for the cost of portfolio securities and the transaction costs of purchasing such portfolio securities (including brokerage commissions, if any) purchased for the Funds.

                  IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above-written.

PACIFIC CAPITAL FUNDS           BANK OF HAWAII
                                (formerly Pacific Century Trust)
                                (successor by merger to Hawaiian Trust Company,
                                Ltd.)

By:                             By:
Name:                           Name:
Title:                          Title